FIRST RESOURCES CORP.

September 21, 2011

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Registration Statement on Form S-1

File No. 333-169499

Acceleration Request

Requested Date: September 23, 2011 5:00 pm Eastern Standard Time

Dear Ms. Kohl:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Resources Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-169499) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable. This acceleration request supersedes the acceleration request filed earlier today.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1(the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

By: Gloria Ramirez-Martinez

Title:  President and Chief Executive Officer